ASSIGNMENT AND ASSUMPTION

OF

EXCLUSIVE LICENSE AGREEMENT

April 4, 2012

For value received, the sufficiency of which is hereby acknowledged, upon the satisfaction of the conditions set forth herein (but not prior thereto), Morria Biopharmaceuticals, Inc., a Delaware corporation (“Morria”), agrees to assign all of its rights, interests and obligations in the Exclusive License Agreement, dated November 27, 2002 (“License Agreement”), between Yissum Research Development Company of the Hebrew University of Jerusalem (“Yissum”) and Morria to Iroquois Master Fund Ltd. (“Iroquois”) or its affiliate, and Iroquois and/or its affiliate agrees to assume the License Agreement.

This assignment (“Assignment”) by Morria to Iroquois (or its affiliate) is made pursuant to Section 14.1 of the License Agreement (which, for the avoidance of doubt, is under the heading “Section 13. Miscellaneous”). Yissum’s Consent to Sublicense or Assignment of the Exclusive License Agreement is hereto attached as Exhibit A (“Yissum Consent”). The Yissum Consent provides that, following an Event of Default (as defined in the Note), including the lapse of all applicable grace periods in respect of such Event of Default, and action by Iroquois to enforce its lien pursuant to the Security Agreement (as defined herein), Morria may assign the License Agreement to the Iroquois or its affiliate.

This Assignment has been delivered in connection with the transactions contemplated by the Securities Purchase Agreement, dated as of the date hereof (“Purchase Agreement”), between Morria Biopharmaceuticals PLC (“Morria PLC”) and Iroquois, pursuant to which Morria PLC shall issue its Original Issue Discount Senior Secured Convertible Note (“Note”) to Iroquois. In connection with the loan evidenced by the Note, each of Morria PLC and Morria shall grant a lien in all of its assets (including, without limitation, the License Agreement) to Iroquois pursuant to that certain Security Agreement, dated as of the date hereof (“Security Agreement”), between Morria PLC, Morria and Iroquois.

This Assignment shall not be effective until an Event of Default has occurred and all applicable grace periods in respect of such Event of Default have lapsed. Upon written notice by Iroquois to Morria or Morria PLC that an Event of Default has occurred, all applicable grace periods have lapsed and Iroquois is enforcing its lien pursuant to the Security Agreement and taking assignment of the License Agreement, this Assignment shall immediately become effective and the License Agreement shall become assigned to Iroquois or its affiliate. The assignee of the Licensee shall be indicated in such written notice by Iroquois. For the avoidance of doubt, this Assignment shall automatically terminate upon the satisfaction and discharge of the Note.

1

This Assignment shall be governed by and construed in accordance with the internal laws of the State of Israel. This Assignment may be delivered by facsimile or e-mail (with .pdf attachment) and in counterparts.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

2

IN WITNESS WHEREOF, Morria has caused this Assignment to be executed and delivered by its duly authorized officer as of the date set forth above.

MORRIA BIOPHARMACEUTICALS, INC.

By:	/s/ Yuval Cohen
Name: Yuval Cohen
Title: President

Acknowledged and Accepted:

IROQUOIS MASTER FUND LTD.

By: Iroquois Capital Management, L.L.C.

Its: Investment Manager

By:	/s/ Joshua Silverman
Name: Joshua Silverman
Title: Authorized Signatory

Exhibit A

Yissum Consent